SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SAUER-DANFOSS INC.

(Name of Subject Company)

SAUER-DANFOSS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804137107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010
(515) 239-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 15, 2013 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S (“Merger Sub”), a corporation organized under the laws of Denmark (“Danfoss”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) not already owned by Danfoss and its subsidiaries at a price per Share equal to $58.50 net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 2013, as amended and supplemented, and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 4.  Capitalized terms used in this Amendment No. 4 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by adding the subsection “Expiration of the Offer Period” to the end of Item 8 as follows:

“Expiration of the Offer. The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Thursday, April 11, 2013.  The Company has been advised that, as of such time, a total of 9,864,864 Shares were validly tendered and not withdrawn in the Offer (including 596,877 Shares tendered by notice of guaranteed delivery). The total of 9,864,864 Shares tendered in the Offer represents a majority of the Shares not owned by (i) the Danfoss Group and its affiliates, (ii) the officers and directors of any member of the Danfoss Group or its affiliates and (iii) the officers and directors of the Company. The number of Shares tendered in the Offer, together with the Shares already owned by the Danfoss Group, represents approximately 95.9% of the outstanding Shares.  Danfoss has accepted for payment all validly tendered Shares.

The Company, Merger Sub and Parent intend to take the steps necessary required under the Merger Agreement to complete a “short-form” merger of Merger Sub with and into the Company under Delaware law, without a meeting of the Company’s stockholders. The “short-form” merger is expected to be completed on April 12, 2013.  In the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (A) Shares held in the treasury of the Company or owned by Merger Sub, Parent or any wholly owned subsidiary of Parent or the Company, in each case immediately prior to the Effective Time, and (B) any Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL, will be canceled and converted into the right to receive in cash an amount per Share equal to the Offer Price, without interest and less any required withholding tax.  The Company will continue as the surviving corporation in the Merger and become a wholly owned subsidiary of Parent. In addition, following the Effective Time, the Shares will cease to be traded on the NYSE.

On April 12, 2013, Parent issued a press release announcing the expiration and results of the Offer, a copy of which is filed as Exhibit (a)(5)(I) and incorporated herein by reference.”

Item 9.    Exhibits.

Item 9, “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto, and the Schedule 14D-9 is hereby amended and supplemented by adding the exhibit filed herewith as an exhibit thereto:

(a)(5)(I)	Press release issued by Danfoss A/S, dated April 12, 2013 (incorporated by reference to Exhibit (a)(5)(ix) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ Kenneth D. McCuskey
Name:	Kenneth D. McCuskey
Title:	Vice President and Chief Accounting Officer, Secretary

Dated: April 12, 2013